Exhibit 1

FOR IMMEDIATE RELEASE	17 JUNE 2014

WPP PLC (“WPP”)

Millward Brown acquires global brand strategy company EffectiveBrands

WPP announces that its wholly-owned operating company Millward Brown, a global leader in brand, media and communications research, has acquired EffectiveBrands Holding B.V. (“EffectiveBrands”), one of the world’s leading marketing strategy consulting firms.

Founded in 2001 by Marc de Swaan Arons and Frank van den Driest, the company’s unaudited revenues for the year ended 31 March 2014 were approximately EUR 14.1 million with gross assets at the same date of approximately EUR 6.5 million. Clients include Pernod Ricard, Virgin, Barclays, Unilever and PepsiCo. EffectiveBrands is headquartered in Amsterdam with offices in London, New York, Singapore and Tokyo and employs about 65 people.

Millward Brown will combine EffectiveBrands with Millward Brown Optimor, its strategy consulting unit, to form Millward Brown Vermeer. Millward Brown Vermeer will work with the world’s leading CMOs and brands to align the “why, what and how” of marketing to drive brand-led business growth. The consultancy’s key thought leadership includes the BrandZ™ brand valuation database, which powers the annual BrandZ Top 100 Most Valuable Global Brands ranking, and the Marketing2020 study, the most global and comprehensive CMO research program ever conducted.

Millward Brown is a leading global research agency specializing in advertising effectiveness, strategic communication, media and brand equity research. Millward Brown helps clients grow great brands through comprehensive research-based qualitative and quantitative solutions. Specialist global practices include Millward Brown Digital (a leader in digital effectiveness and intelligence), Firefly Millward Brown (a global qualitative network), a neuroscience practice which applies the discipline to optimize the value of traditional research techniques and Millward Brown Vermeer. Millward Brown operates in more than 55 countries and is part of Kantar, WPP’s data investment management division.

Kantar is one of the world’s largest insight, information and consultancy groups working across 100 countries and across the whole spectrum of research and consultancy disciplines, offering clients business insights at every point of the consumer cycle. The group’s services are employed by over half of the Fortune Top 500 companies. Kantar’s revenues (including associates) are about US$5 billion and the group employs over 34,000 people.

Contact:

Feona McEwan, WPP London	+ 44(0) 207 408 2204
Kevin McCormack, WPP New York	+1 (212) 632 2239